

82-3785



05006226

Our ref.: 04/1049

23 February 2005

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

Attention: Division of Corporate Finance (International)
Mail Stop 3-2

Dear Sir/Madam

HALF YEARLY REPORT

Following are CSL's Half Yearly Report (Appendix 4D), Statements of Financial Performance and Position, Statement of Cash Flows and Notes to the Financial Statements as at 31 December, 2004, Directors' Report and Declaration, Independent Review Report, Media Release and Analyst Presentation announcing the results.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Enc

Phone: +61 3 9389 2719 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

CSL Limited

ABN: 99 051 588 348

ASX Half-year information
31 December 2004

Lodged with the ASX under Listing Rule 4.2A.
This information should be read in conjunction
with the 30 June 2004 Annual Report.

Contents

CSL Limited

ABN: 99 051 588 348

Appendix 4D
Half-year ended 31 December 2004

(Previous corresponding period:
Half-year ended 31 December 2003)

Results for Announcement to the Market

- Revenues from ordinary activities up 124.5% to $1,437,457,000.
- Profit from ordinary activities after tax attributable to members up 530.8% to $160,111,000.
- Net profit for the period attributable to members up 530.8% to $160,111,000.

Dividends

	Amount per security	Franked amount per security
Interim dividend (declared subsequent to balance date)	17¢	17¢
Interim dividend from the previous corresponding period	12¢	12¢
Final dividend (prior year)	26¢	26¢
Record date for determining entitlements to the dividend:	14 March 2005	

For further explanation of the results please refer to the accompanying press release and "Review of operations" in the Directors' report.

CSL Limited
Half-year report – 31 December 2004

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by CSL Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

CSL Limited
Directors' report

The Board of Directors of CSL Limited has pleasure in presenting their report on the consolidated entity for the half-year ended 31 December 2004.

Directors

The following persons were directors of CSL Limited during the whole of the half-year and up to the date of this report:

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Mr J Akehurst
Miss E A Alexander, AM
Mr A M Cipa
Mr I A Renard
Mr K J Roberts, AM
Dr A C Webster

Mr M A Renshaw was appointed a director in July 2004 and continues in office at the date of this report.

Review of Operations

Total revenue for the Group increased by 124.5% to $1.437 billion and net profit after tax increased by 530.8% to $160.1 million. Cashflow generated from operations for the half increased by 290.5% to $192.1 million.

CSL Limited's operating results for the six months ended 31 December 2004 reflects the positive impact of the inclusion of six months trading by ZLB Behring. Aventis Behring was acquired on 31 March 2004 and is currently in the final stages of integration with CSL's existing business ZLB to form ZLB Behring, with 88% of integration milestones having now been achieved.

Financial benefit from the integration of the Commercial Operations and duplication of head office functions of ZLB Inc. and Aventis Behring have been realised. Similarly financial benefit from the rationalisation of Research & Development will increasingly be realised in the second half of fiscal 2005. Synergy benefits are now starting to build up in inventory manufactured under the new lower output manufacturing plan in the restructured business. The majority of this financial benefit will flow in fiscal 2006 and beyond as the inventory is sold.

Registration in Bern of Kankakee's fractions II + III has been achieved and transfer of this 'paste' between the manufacturing facilities in the US and Switzerland has commenced. This key element in delivering yield benefits for the company has been accomplished ahead of plan. Remaining integration tasks will revert to site managers in April of this year when the integration office is closed.

The inventory acquired with Aventis Behring has been successfully managed down by US$160 million and converted to cash.

The Human Health business' result includes some recent increases in the average sale price of IVIG in the USA and the realisation of $95.8m in discounted inventory (US$70.5 million) that was acquired as part of the Aventis Behring acquisition.

A new Plasma Products Agreement with the Australian National Blood Authority was signed in December 2004 providing for the supply of a broad range of plasma therapeutics from the Group's Broadmeadows production facility for a period of five years.

CSL Limited
Directors' report

Review of Operations (continued)

An agreement has been reached with Bayer HealthCare – Australia, for the exclusive distribution rights for Kogenate® FS in Australia for an initial period of five years. Kogenate® FS is a leading recombinant factor VIII and, as the market becomes available, enables CSL Bioplasma to offer an expanded range of products to people living with Haemophilia A.

In December 2004 CSL successfully contracted with the Australian Commonwealth Government to supply 65% of their influenza vaccine requirements over the next three years. In addition, in the event of a pandemic, CSL will manufacture a sufficient quantity of pandemic vaccine doses - all of which will be manufactured in the company's upgraded and expanded flu vaccine production facility in Melbourne.

The Biosciences business, JRH, continued to grow with sales up 22% measured in its local operating currency of US dollars. In January this year, subsequent to the half-year period close, the company announced the sale of JRH for US$370 million. Closure of the deal is expected during the first quarter of calendar 2005.

The strong performance by the CSL Group has enabled an expansion of Research and Development investment, up 79.2% to $75.5 million.

A final dividend of 26 cents per ordinary share, fully franked, was paid out of profits for the year ended 30 June 2004, on 8 October, 2004. The Directors have declared an interim dividend of 17 cents per ordinary share, fully franked at 30% to be paid on 15 April, 2005.

The company also announced on 23 February 2005, that it will undertake an on market buy-back of up to 10 million shares.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 6.

Rounding of Amounts

The chief entity is a company entitled to relief under Australian Securities & Investments Commission Class Order 98/100. In accordance with that Class Order, amounts in the consolidated financial statements and the Directors' Report have been rounded to the nearest $1,000, unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of the directors.

Peter H Wade CHAIRMAN	Brian A McNamee MANAGING DIRECTOR

23 February 2005





120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of CSL Limited

In relation to our review of the financial report of CSL Limited for the half-year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ivan Wingreen
Partner

23 February 2005


82-3785

CSL Limited
Consolidated Statement of Financial Performance
For the half-year ended 31 December 2004

	Notes	Consolidated Entity **December 2004 $000**	 December 2003 $000
Sales revenue	2	**1,414,146**	636,138
Cost of sales		**(863,987)**	(421,369)
Gross profit		**550,159**	214,769
Other revenues		**23,311**	4,213
Research and development expenses		**(75,478)**	(42,130)
Selling and marketing expenses		**(144,259)**	(53,948)
General and administration expenses		**(110,794)**	(41,830)
Borrowing costs		**(20,206)**	(10,965)
Other expenses		**(25,034)**	(24,853)
Profit from ordinary activities before income tax expense	3	**197,699**	45,256
Income tax expense relating to ordinary activities	4	**(37,588)**	(19,874)
Net profit attributable to members of CSL Limited	9	**160,111**	25,382
Net exchange difference on translation of financial statements of self-sustaining foreign operations		**(20,801)**	(26,219)
Total revenues, expenses and valuation adjustments attributable to members of CSL recognised directly in equity		**(20,801)**	(26,219)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of CSL Limited		**139,310**	(837)
		Cents	Cents
Basic earnings per share	5	**81.2**	15.6
Diluted earnings per share	5	**80.8**	15.6

The above statement of financial performance should be read in conjunction with the accompanying notes.



CSL Limited
Consolidated Statement of Financial Position
As at 31 December 2004

	Notes	Consolidated Entity		
		December 2004 $000	June 2004 $000	December 2003 $000
CURRENT ASSETS				
Cash assets		**273,233**	114,896	502,732
Receivables		**606,554**	532,196	161,855
Inventories		**1,254,227**	1,352,578	485,894
Other		**26,230**	31,860	31,539
Total Current Assets		**2,160,244**	2,031,530	1,182,020
NON-CURRENT ASSETS				
Receivables		**10,967**	6,489	7,464
Other financial assets		**17,803**	8,223	3,241
Property, plant and equipment		**876,707**	887,017	519,618
Deferred tax assets		**75,805**	77,644	24,315
Intangibles		**841,861**	859,870	829,561
Other		**3,940**	4,610	4,190
Total Non-Current Assets		**1,827,083**	1,843,853	1,388,389
TOTAL ASSETS		**3,987,327**	3,875,383	2,570,409
CURRENT LIABILITIES				
Payables		**396,891**	458,502	170,352
Interest-bearing liabilities		**38,355**	13,297	-
Current tax liabilities		**18,924**	26,903	18,976
Provisions		**112,689**	199,406	30,522
Total Current Liabilities		**566,859**	698,108	219,850
NON-CURRENT LIABILITIES				
Payables		**30,479**	19,559	39,109
Interest bearing liabilities		**930,353**	834,788	553,283
Deferred tax liabilities		**91,853**	80,577	46,112
Provisions		**174,268**	168,309	23,226
Total Non-Current Liabilities		**1,226,953**	1,103,233	661,730
TOTAL LIABILITIES		**1,793,812**	1,801,341	881,580
NET ASSETS		**2,193,515**	2,074,042	1,688,829
EQUITY				
Contributed equity	7	**1,533,829**	1,502,417	1,378,602
Reserves	8	**56,684**	76,587	(13,226)
Retained profits	9	**603,002**	495,038	323,453
TOTAL EQUITY		**2,193,515**	2,074,042	1,688,829

The above statement of financial position should be read in conjunction with the accompanying notes.

CSL Limited
Consolidated statement of Cash Flows
For the half-year ended 31 December 2004

	Consolidated Entity	
	December 2004	December 2003
	$000	$000
Cash flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	**1,354,069**	640,994
Payments to suppliers and employees (inclusive of goods and services tax)	**(1,112,948)**	(562,536)
Interest received	**4,169**	566
Income taxes paid	**(39,666)**	(19,433)
Borrowing costs	**(13,558)**	(10,401)
Net cash inflow from operating activities	**192,066**	49,190
Cash flows from Investing Activities		
Proceeds from sale of property, plant and equipment	**722**	402
Payments for property, plant and equipment	**(64,780)**	(27,857)
Payments for other investments	**-**	(455)
Proceeds from other investments	**375**	-
Purchase of controlled entities	**-**	(14,576)
Payments for restructuring of acquired entities and businesses	**(60,606)**	(269)
Payment for intellectual property	**(9,237)**	(8,123)
Net cash outflow from investing activities	**(133,526)**	(50,878)
Cash flows from Financing Activities		
Proceeds from issue of shares	**5,492**	429,926
Dividends paid	**(29,737)**	(22,688)
Proceeds from borrowings	**175,316**	21,790
Repayment of borrowings	**(46,449)**	(4,671)
Net cash inflow from financing activities	**104,622**	424,357
Net increase/(decrease) in cash held	**163,162**	422,669
Cash at the beginning of the period	**110,343**	82,855
Exchange rate variations on foreign cash balances	**(5,425)**	(2,792)
Cash at the end of the period	**268,080**	502,732

Reconciliation of Cash

Cash at the end of the period as shown in the statement of cash flows is reconciled as follows:

Cash on hand	**146,127**	102,732
Cash deposits	**127,106**	400,000
Bank overdrafts	**(5,153)**	-
	268,080	502,732

The above statement of cash flows should be read in conjunction with the accompanying notes.

CSL Limited
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2004

Note 1. Basis of Preparation of the half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2004 has been prepared in accordance with accounting standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001.*

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by CSL Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Note 2. Segmental Information

Primary Reporting - business segments

December 2004	ZLB Behring $000	Other Human Health $000	Total Human Health $000	Biosciences $000	Animal Health $000	Elimin -ations $000	Consoli -dated $000
External sales	1,091,376	203,998	**1,295,374**	**118,772**	-	-	**1,414,146**
Other external revenue	14,907	2,120	**17,027**	-	-	-	**17,027**
Intersegment revenue	-	34	**34**	**330**	-	**(364)**	-
Segment revenue	1,106,283	206,152	**1,312,435**	**119,102**	-	**(364)**	**1,431,173**
Unallocated revenue							**6,284**
Total revenue							**1,437,457**
Segment earnings	154,513	41,695	**196,208**	**23,456**	-	-	**219,664**
Borrowing costs							**(20,206)**
Unallocated expense net of unallocated revenue							**(1,759)**
Profit from ordinary activities before tax							**197,699**
Income tax expense							**(37,588)**
Profit from ordinary activities after tax							**160,111**

December 2003	Total Human Health $000	Biosciences $000	Animal Health $000	Elimin -ations $000	Consoli -dated $000
External sales	500,386	98,712	37,040	-	636,138
Other external revenue	1,444	-	289	-	1,733
Intersegment revenue	18	792	-	(810)	-
Segment revenue	501,848	99,504	37,329	(810)	637,871
Unallocated revenue					2,480
Total revenue					640,351
Segment earnings	28,837	22,421	4,701	-	55,959
Borrowing costs					(10,965)
Unallocated expense net of unallocated revenue					262
Profit from ordinary activities before tax					45,256
Income tax expense					(19,874)
Profit from ordinary activities after tax					25,382

CSL Limited
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2004

Note 2. Segmental Information (cont...)

Defined business segments	*Products/services*
Total Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.
Animal Health	Develops, manufactures and markets vaccines and diagnostics to protect livestock and companion animals.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financials. ZLB Behring is the newly created Group following the acquisition of Aventis Behring and includes the acquired business and the existing ZLB Bioplasma businesses. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma. The 2003 Human Health segment combines Human Health and Plasma Services for comparative purposes.

The Group sold its Animal Health Business on 26 March 2004.

Note 3. Operating Profit

	Consolidated Entity	
	December 2004	December 2003
Profit from ordinary activities before income tax includes:	**$000**	$000
Interest paid/payable to other persons	**19,206**	10,390
Amortisation of borrowing costs	**1,000**	575
Depreciation	**58,151**	31,462
Amortisation of leasehold improvements	**2,518**	1,028
Amortisation of intellectual property (i)	**1,497**	1,398
Goodwill amortisation (i)	**23,537**	23,356

(i) The functional expense classification of Other Expenses includes goodwill and intellectual property amortisation.

CSL Limited
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2004

Note 4. Income Tax

The income tax expense from ordinary activities for the period differs from the amount calculated on the profit. The differences are reconciled as follows:

	Consolidated Entity	
	December 2004 $000	December 2003 $000
Profit from ordinary activities before income tax expense	**197,699**	45,256
Income tax calculated at 30%	**59,310**	13,577
Tax effect of permanent differences		
Non-deductible depreciation and amortisation	**5,173**	148
Research and development	**(1,060)**	(1,075)
Equity raising costs	**(440)**	(226)
Restructuring costs relating to acquisition of controlled entity	**(11,213)**	-
Inventory cost base differences	**(37,012)**	-
Sundry items	**906**	(845)
Unrecognised deferred tax assets	**9,440**	-
Effects of different rates of tax on overseas income	**5,074**	8,189
Under/(over) provision in previous year	**7,410**	106
Income tax expense attributable to profit from ordinary activities	**37,588**	19,874

Tax consolidation legislation

The consolidated entity has applied UIG 52 "Income Tax Accounting under the Tax Consolidation System" for the period ended 31 December 2004. The application of UIG 52 has not materially impacted the consolidated entity's deferred tax balances.

Note 5. Earnings Per Share

	Consolidated Entity	
	December 2004 $000	December 2003 $000
The following reflects the income and share information used in the calculation of basic and diluted earnings per share:		
Earnings used in calculating basic earnings per share	**160,111**	25,382
	Number of shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	**197,226,179**	162,593,314
Effect of dilutive securities:		
Share options	**460,562**	375,665
Performance rights	**385,836**	-
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**198,072,577**	162,968,979

Conversions, calls, subscription or issues after 31 December 2004

There have been no ordinary shares issued since 31 December 2004.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.


82-3785

CSL Limited
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2004

Note 6. Dividends

	Consolidated Entity	
	December 2004 $000	December 2003 $000
Ordinary shares		
Dividends provided for or paid during the half-year	**51,249**	35,204
Dividends not recognised at the end of the half-year		
Since the end of the half-year the directors have recommended the payment of an interim dividend of 17 cents (2003 - 12 cents) per fully paid ordinary share, fully franked at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 15 April 2005 out of retained profits at 31 December 2004, but not recognised as a liability at the end of the half-year is	**33,650**	23,492

Dividend Reinvestment Plan

The company's Dividend Reinvestment Plan has been suspended for the current interim dividend.

Note 7. Contributed Equity

Movements in the contributed equity for the six months ended 31 December 2004:

	Number of shares	**$000**
Balance as at 1 July 2004	**196,448,377**	**1,502,417**
Shares issued to employees through participation in SESOP II	**692,036**	**9,421**
Shares issued to shareholders through participation in Dividend Reinvestment Plan	**770,457**	**21,442**
Shares issued to employees through participation in General Employee Share Plan	**32,431**	**549**
Balance as at 31 December 2004	**197,943,301**	**1,533,829**

Note 8. Reserves

	Consolidated Entity		
	December 2004 $000	June 2004 $000	December 2003 $000
Composition			
Asset revaluation reserve	**22,835**	22,051	22,308
Foreign currency translation reserve	**33,849**	54,536	(35,534)
	56,684	76,587	(13,226)

Nature and purpose of reserves

The Asset Revaluation Reserve was used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances. All land and buildings previously revalued are now carried at deemed cost.

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.


82-3785

Note 9. Retained Profits

	$000
Retained profits as at 1 July 2004	**495,038**
Transfer from reserves	**(898)**
Dividends provided for or paid	**(51,249)**
Net profit attributable to CSL Limited	**160,111**
Retained Profits as at 31 December 2004	**603,002**

Note 10. NTA Backing

	December 2004	June 2004	December 2003
Net tangible asset backing per ordinary security	**$6.83**	$6.18	$4.55

Note 11. Changes in controlled entities

The parent entity did not gain or lose control of any entities during the half-year.

Note 12. Adoption of Australian equivalents of International Financial Reporting Standards

As noted in the 2004 Annual Report, the CSL Group will be required to prepare financial statements for the year ending 30 June 2006 that comply with Australian equivalents of International Financial Reporting Standards and their related pronouncements as issued and recognised by the Australian Accounting Standards Board (AIFRS).

In order to comply with this requirement, the CSL Group established a formal AIFRS Project Steering Committee in 2003 to plan and manage the convergence to AIFRS, monitor the developments in AIFRS and ensure it is prepared to report under AIFRS for the year ending 30 June 2006. The AIFRS Steering Committee includes senior members of management, is monitored by the Group Finance Director, and reports to the Audit and Risk Management Committee on the progress towards transition. As a part of the project for the implementation of AIFRS, the AIFRS Steering Committee set-up seven specific project teams, each responsible for evaluating the impact of a specific group of accounting changes associated with the transition to AIFRS.

The project has been separated into four phases – Impact analysis, design and planning, solution development and implementation. The first three phases of the project are now largely complete and the focus has now moved predominantly to the "Implementation" phase and therefore focusing on the quantification of adjustments to the Group's opening balance sheet and ongoing accounting under AIFRS. The key differences in accounting policies that are expected to arise from the adoption of AIFRS remain those that were disclosed and explained in the 2004 Annual Report – Goodwill, Employee Benefits, Share-based Payments, Income Taxes, Government Grants and Financial Instruments. It should be noted that at this stage the impacts of each area on the financial statements have not been fully quantified.


82-3785

Note 13. Contingent Liabilities and Contingent Assets

There have been no changes to contingent liabilities and contingent assets since the last annual reporting date.

Note 14. Events occurring after reporting date

On 19 January 2005, the consolidated entity announced it had entered into an Agreement with Sigma-Aldrich Corporation for the sale of its cell culture business, JRH Biosciences for $US370 million. Completion of the sale is expected in the first quarter of the 2005 calendar year.

The company also announced on 23 February 2005, that it will undertake an on market buy-back of up to 10 million shares.

CSL Limited
Directors' Declarations

The directors declare that:

(a) the financial statements and notes of the consolidated entity:

  (i) give a true and fair view of the financial position as at 31 December 2004 and the performance for the half-year ended on that date of the consolidated entity; and
  (ii) comply with Accounting Standard AASB 1029 'Interim Financial Reporting' and the Corporations Regulations 2001; and

(b) in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Made in accordance with a resolution of directors.

Peter H Wade	Brian A McNamee
Chairman	Managing Director

Melbourne
23 February 2005


82-3785



120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of CSL Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both CSL Limited (the company) and the entities it controlled during the half year, and the directors' declaration for the company, for the period ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising CSL Limited and the entities it controlled during the half year is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ivan Wingreen
Partner
Melbourne
23 February 2005




82-3785

23 February 2005

CSL REPORTS $160M FIRST HALF RESULT
SHARE BUYBACK ANNOUNCED - 5% OF SHARE CAPITAL

CSL Limited today announced its first half result for period ended 31 December 2004.

HIGHLIGHTS

Financial

- Reported net profit after tax up 531% (308% pre-goodwill), compared to six months ended 31 December 2003, to $160.1 million ($181.7m pre-goodwill)
    - includes $95.8 million inventory benefit and an adverse foreign exchange impact of $34m;
- Sales revenue up 122.3% to $1.4 billion;
- Net operating cashflow up 290% to $192 million;
- Gearing down – net debt to net debt plus equity now 24%;
- Interim dividend of 17 cents, fully franked, payable on 15 April 2005;
- Suspension of Dividend Reinvestment Plan;
- Value of ZLB Behring integration benefits upgraded to US$130–150 million; and
- Sale of JRH, CSL's cell culture business, for US$370m (post period close).

Operational

- HPV - Cross license settlement with GSK and Merck;
- Integration of ZLB Behring ahead of plan – 88% of milestones completed;
- Inventories acquired from Aventis Behring reduced by $160 million;
- US IVIG price environment improving;
- Australian Plasma Products Agreement in place;
- Recombinant FVIII (Kogenate® FS) exclusive Australian distribution agreement with Bayer; and
- Successful tender for Australian influenza vaccine supply contract for CSL's Fluvax®.

Dr McNamee, CSL's Managing Director said, "This is a strong result. It endorses the strategy presented to shareholders over 12 months ago at the time of acquiring Aventis Behring. The last six months have seen a wave of initiatives designed to reshape CSL as a global bio-pharmaceutical company.

"Plasma therapy inventory levels are normalising and pricing is returning to economically sustainable levels. The integration of ZLB Behring is running ahead of plan and the cross license agreement with Merck and GSK provides for increased future HPV vaccine revenue flow to the company, assuming product licences are granted. All of these factors give us confidence for the future.

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road, Parkville Victoria 3052 Australia

"In this positive market environment and in light of our strong cash flows from operations, our low net debt levels and various corporate initiatives, we consider it appropriate to undertake a capital management program. I'm pleased to announce that the company proposes to conduct an on market share buyback of up to 10 million shares representing approximately 5% of issued capital.

"Our preference is to maintain an efficient balance sheet. Strong cashflows, cash on hand and undrawn bank facilities give us the ability to fund the buyback while retaining the capacity to finance our research and development needs, invest in our existing businesses and pursue strategic growth opportunities that may arise.

"In line with the buyback initiative we are suspending the company's Dividend Reinvestment Plan," Dr McNamee said.

BUSINESS REVIEW

CSL Limited's operating results for the six months ended 31 December 2004 reflects the positive impact of the inclusion of six months trading by ZLB Behring. Aventis Behring was acquired on 31 March 2004 and is currently in the final stages of integration with CSL's existing business ZLB to form ZLB Behring, with 88% of integration milestones having now been achieved.

Financial benefit from the integration of the Commercial Operations and duplication of head office functions of ZLB Inc. and Aventis Behring have been realised. Similarly financial benefit from the rationalisation of Research and Development will increasingly be realised in the second half of fiscal 2005. Synergy benefits are now starting to build up in inventory manufactured under the new lower output manufacturing plan in the restructured business. The majority of this financial benefit will flow in fiscal 2006 and beyond as the inventory is sold.

Registration in Bern of Kankakee's fractions II + III has been achieved and transfer of this 'paste' between the manufacturing facilities in the US and Switzerland has commenced. This key element in delivering yield benefits for the company has been accomplished ahead of plan. Remaining integration tasks will revert to site managers in April of this year when the integration office is closed.

The inventory acquired with Aventis Behring has been successfully managed down by US$160 million and converted to cash.

The Human Health business result includes some recent increases in the average sale price of IVIG in the USA and the realisation of $95.8m in discounted inventory (US$70.5 million) that was acquired as part of the Aventis Behring acquisition.

A new Plasma Products Agreement with the Australian National Blood Authority was signed in December 2004 providing for the supply of a broad range of plasma therapeutics from the Group's Broadmeadows production facility for a period of five years.

An agreement has been reached with Bayer HealthCare – Australia, for the exclusive distribution rights for Kogenate® FS in Australia for an initial period of five years. Kogenate® FS is a leading recombinant factor VIII and, as the market becomes available, enables CSL Bioplasma to offer an expanded range of products to people living with Haemophilia A.

In December 2004 CSL successfully contracted with the Australian Commonwealth Government to supply 65% of their influenza vaccine requirements over the next three years. In addition, in the event of a pandemic, CSL will manufacture pandemic vaccine doses - all of which will be manufactured in the company's upgraded and expanded flu vaccine production facility in Melbourne.

The Biosciences business, JRH, continued to grow with sales up 22% measured in its local operating currency of US dollars. In January this year, subsequent to the half-year period close, the company announced the sale of JRH for US$370 million. Closure of the deal is expected during the first quarter of calendar 2005.

The strong performance by the CSL Group has enabled an expansion of Research and Development investment, up 79.2% to $75.5 million.

OUTLOOK

Commenting on CSL's outlook, Dr McNamee said, "Plasma therapeutics is an important industry that is benefiting from consolidation. Inventory levels are normalising and balance is returning to supply and demand levels resulting in a more appropriate pricing environment.

"The ZLB Behring integration has been very well executed, attesting to the calibre of the staff involved. The success of integration and the improved operating environment have given us cause to anticipate a higher level of acquisition benefits, which includes raising our estimate of the ongoing value of integration benefits to between $US130 million and US$150 million.

"In relation to expectations for fiscal year 2004/05 we note market consensus for net profit after tax, or NPAT, is $270 million, not including the profit on sale of JRH.

Despite the expected absence of JRH's normal operating contribution in the second half of this fiscal year and the absorption of the currency impact of a weakening US dollar, we currently anticipate achieving an NPAT for 2004/05 of between $270 and $295 million. A result towards the upper end of this range is largely dependent upon selling a higher amount of inventory acquired at a discount from Aventis Behring. This is of course subject to currency fluctuation and material price movements in core plasma products," Dr McNamee said.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited
Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

CSL Limited
2004/05 Half Year Result
23 February 2005

CSL Limited
Biopharmaceuticals for Life

Disclaimer

Forward looking statements

The forward looking statements included in these materials involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to, CSL. In particular, they speak only as of the date of these materials, they assume the success of CSL's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.


Limited
Biopharmaceuticals for Life

Highlights

Sale of JRH Capital management	Corporate
NPAT up 531% Cashflow up 290% EPS 81.2 cents	Results
HPV - Filing 2nd half 2005 HPV - Cross licensing settlement Sandoglobulin Liquid product launch Vivaglobin Subcutaneous - EU Registration	R&D
Ig paste transfer to Bern Australian Plasma Products Agreement IVIG prices improving	Operational

Limited
Biopharmaceuticals for Life

Financial Performance

	Reported A$M	Chg	FX Adj A$M	Chg
Revenues	1,437	124%	1,466	129%
EBITDA	301	169%	337	202%
EBIT	214	291%	250	358%
EBIT Margin	*15.1%*		*17.3%*	
NPAT (Pre G/W)	182	308%	215	384%
CFO	192	290%	205	316%
DPS cents	17	42%		

ZLB Behring Integration

Integration ahead of plan



Integration Milestones



800
700
600
500
400
300
200
100
0
# of milestones
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
88% of milestones completed



1H05 - Key Achievements

- 88% of milestones completed
- Vienna closed
- Fractions II + III from Kankakee registered in Bern
- Plasma supply chain integration complete
- Throughput reduced by 1.1 million litres

Acquisition Benefit Phasing


Com Ops & KOP
R&D
COGS
US$130 - 150M
Inventory Benefit
IVIG pipeline
IVIG Pricing
FY 2004
FY 2005
FY 2006

ZLB Behring Staff Numbers


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
~2,250
Mar 04
Jun 04
Dec 04

ZLB Behring integration office to close April 2005
Remaining tasks revert to site managers

CSL Limited
Biopharmaceuticals for Life

ZLBB - Japan Integration

- Estimated annual sales ~ US$150m
- ZLB Behring KK operational as fully independent entity on 1 October 2004
  - required complex carve out from Aventis Japan
- Product licences transferred
  - Tachocomb sales commenced Oct 04
  - Import, manufacturing and distribution Licence obtained
- Commissioning of Yashio site for packaging, quality control and distribution completed


Limited
Biopharmaceuticals for Life

Plasma Services Integration

- All 25 former ABS centres converted to ZLB PS now totalling 63 in the US
- Centralised Donor Management System successfully installed
- US facility lease terminations progressing
- Trucking operations divested
- Harmonised plasma specifications
- Consolidated Laboratories to Knoxville and HQ functions consolidated in Boca Raton

Business Unit Performance


Limited
Biopharmaceuticals for Life


82-3785

ZLB Behring

Sales $1,106m (US$814m), EBITA $182m

Integration ahead of plan

- Final integration office meeting April 2005

US IVIG pricing environment improving

Inventories managed down

Currency continues to influence

US Medicare Modernisation Act

- No evidence of sales impact
- Cost effective products become more attractive

ZLBB 1H05 Sales - Therapy Group



Immuno
globulins
31%
Other
2%
pd Coag
26%
rFVIII
19%
Critical Care
17%
Wound
Healing
5%

Broad portfolio of products

ZLBB - Market Conditions

Humate / Haemate *(vWF)*	- 60% of pdFVIII sales (50% of pdCoag sales) - Major use – vWF and inhibitor patients - Moderate growth - Not subject to rFVIII canabalisation
Beriate / Monoclate *(pdFVIII)*	- Beriate a mature product, prices and volumes steady in Europe - Expect to maintain volumes and prices going forward - Monoclate declining in the USA down 10%
Helixate *(rFVIII)*	- Prices steady - 8% volume growth - Expect continued price stability with volume growth of 10%+ over the next 12 months



Limited
Biopharmaceuticals for Life

ZLBB - Market Conditions

Carimune *(IVIG - US)*
- Average Sales Prices increasing
  - currently ~US$36-38
- Expect further price growth
- US market growth 7-8%
- No shortages

AlbRx *(Albumin)*
- Prices & volumes steady
- Expect some price growth in medium term
- US industry inventories significantly reduced

Zemara *(Alpha 1)*
- Good patient growth off low base


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Limited
Biopharmaceuticals for Life



ZLBB 1H05 Sales - Geographic


Intercont.
10%
Central
Europe
22%
America
40%
Western
Europe
22%
Japan
6%*

* Sales from 1 October 2004
Estimated annual sales of US$150m


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Global Sales Reach

Limited
Biopharmaceuticals for Life

ZLBB - Inventory Management


US$M
1,200
1,000
800
600
400
200
0
ZLB Behring Inventory
$160m
ZLB
Aventis
Behring
ZLB
Behring
Mar 04
Dec 04

December shown at Mar 04 rates to allow comparison

Successful Inventory Reduction

Limited
Biopharmaceuticals for Life

82-3785

ZLBB R&D Highlights

- Liquid Sandoglobulin
  - Product launched in Switzerland & UK
  - EU Mutual Recognition Process initiated
  - PID study in USA initiated
- Chromatographic IVIG
  - PID and ITP studies commenced
  - PID fully recruited
- Vivaglobin (Subcutaneous)
  - EU registration
  - BLA submitted to FDA




Limited
Biopharmaceuticals for Life

Industry Observations

- Industry restructuring
  - Bayer sale
  - Volume reductions moving industry into balance
  - Profitable litres determine output
- US Medicare Modernisation Act
  - Little or no impact on manufacturer's volumes
  - Patients will still receive therapies
  - Some patients may switch to hospitals


Limited
Biopharmaceuticals for Life

CSL Bioplasma

- Sales $131m (includes ZLB Behring Asia)
- Australian Plasma Products Agreement
  - 5 Year contract to December 2009
  - 2nd half transition to new agreement
    - Cost containment initiatives
    - Net EBIT impact <$5m
- Integration of ZLB Behring Asian business
- Growth
  - rFVIII (Kogenate) exclusive agreement with Bayer
  - Asian franchise
  - Toll opportunities


Limited
Biopharmaceuticals for Life
82-3785

Pharmaceutical

- Sales $79m
- Portfolio rebalancing to higher margin products
  - Decline in sales of Menjugate partly offset by Pneumovax program for 65+
  - Significant new products launched next 3 years
- Increased influenza vaccine focus
  - Upgrade and expansion of flu facility
  - Assessing Europe \ USA marketing opportunities
  - Australian Fluvax national tender



CSL Limited
Biopharmaceuticals for Life



JRH Biosciences

- Sales $114m
- Sale to Sigma-Aldrich for US$370m
- Book value $155m as at 31 December
- Closure expected 1Q calendar 2005
  - Group profit impact 2H05 reporting
    - ~ $8-10m NPAT contingent on closure timing


Limited
Biopharmaceuticals for Life

CSL Limited R&D Highlights (1)

- HPV 'VLP' Vaccine
  - Merck foreshadowing 2nd half calendar 2005 filing
- ISCOMATRIX®
  - Chlamydia collaboration with Aventis
  - Other collaborations in discussion / negotiation
- Eye disease
  - Topical delivery US patent issued


82-3785

CSL Limited
Biopharmaceuticals for Life

CSL Limited R&D Highlights (2)

New Product Development Clinical Trials:

- HPV 16 Therapeutic Vaccine
  - Phase Ib complete
  - Phase II to start 2005
- rHDL
  - Stroke - Phase Ib trial commenced November 2004
  - ACS - Phase II trial to start 2005
- Hepatitis C Vaccine
  - Phase Ib commenced
- ESO-1
  - Phase Ib completed
  - Phase II to start 2005


Limited
Biopharmaceuticals for Life

Financial Detail

Foreign Exchange

- USD remains low against Swiss Franc
  - Current rate approx 1.18
  - Average rate for 1H04 1.35
  - Average rate for 1H05 1.24 ↓ 8%
  - 1H05 NPAT impact $24m
- USD remains low against AUD
  - Average rate for 1H04 0.69
  - Average rate for 1H05 0.74
  - 1H05 NPAT impact $10m
- Full year NPAT forecast
  - assumes rate of 1.22 USD/CHF for 2H05



Limited
Biopharmaceuticals for Life

Financial Settings

Leverage/Liquidity

- Net Debt/Net Debt & Equity — 24%
- Net Debt 30.06.04 — $696m
- Interest Bearing Debt — $823m
- Interest Cover — 13.3 times
- Capital Expenditure — $65m
  - FY2005 expectations $130m
- Cash flow from operations — $192m


Limited
Biopharmaceuticals for Life

Balance Sheet Management



Net Debt to Net Debt + Equity


40%
35%
30%
25%
20%
15%
10%
5%
0%
2001
2002
2003
2004
1H05

Capital Management



- On Market buyback
- Up to 10M shares
- ~ 5% of issued capital

ZLB Behring integration success
Improved market conditions
Strong cashflows
Low net debt

Limited
Biopharmaceuticals for Life

IFRS

Timeline

1 July 2004	30 June 2005	31 Dec 2005	30 June 2006
Opening AIFRS balance sheet	AIFRS full year comparatives	First AIFRS half-year financial reporting	First AIFRS full-year financial reporting

- IFRS Transition Steering Committee and Project teams established in 2003.
- Detailed impact analysis conducted on all businesses
- Impact Area's have been identified & being quantified


Limited
Biopharmaceuticals for Life
82-3785

ZLBB Delivers on Strategy

Strategy

- Broad Product Portfolio & Continuing Innovation
- Low Cost High Yield Manufacturing
- Balancing Cashflow & Market Demands
- Maximising Profitable Litres
- Global Marketing Reach




82-3785
Limited
Biopharmaceuticals for Life

CSL - Biopharmaceuticals for Life

HPV

rHDL

Immunology strength

ISCOMATRIX

Acquisition ZLB

Acquisition Aventis Behring

R & D

Collaborations

'go to market' Expertise

Sale of JRH

Initiatives Crystalising

Sale of Animal Health

Global Scale & Reach

Financial capacity for biotech innovation

Breadth of skills to deliver on innovation


82-3785

CSL Limited
Biopharmaceuticals for Life

Outlook

- **Financial Outlook**
  - **Improved acquisition benefits - including integration benefit revised to between US$130 - 150m**
  - **NPAT for 2005 FY in region of 270 to 295 million***
    - **Upper end of range dependent on selling higher amount of inventory acquired at a discount**
    - **Does not include profit on sale of JRH of approximately ~ $300m**
    - **JRH loss of contribution in 2H05 ~$8-10m NPAT impact contingent on timing of deal closure**
    - **FX continues to impact**

** Subject to currency fluctuation and material price movements in core plasma products*


82-3785

CSL Limited
Biopharmaceuticals for Life

Summary

- **Summary**
  - Significant company restructuring successfully completed
  - ZLB Behring Integration ahead of plan
  - Plasma Industry economics improving
  - HPV profit expectations lifted for extended period
  - HPV royalties anticipated for full fiscal 2007
  - R&D - increasing focus and spend on innovation to compliment strong existing pipeline

Reshaping of CSL Limited - Biopharmaceuticals for Life



Limited
Biopharmaceuticals for Life

Appendix

Group Results

Full half-year ended December	2004 $m	2003 $m
Sales	1,414.1	636.1
Other Revenue	23.3	4.3
Total Revenue	**1,437.4**	**640.4**
Earnings before Interest, Tax, Depreciation & Amortisation	**300.5**	**111.9**
Depreciation/Amortisation	86.8	57.2
Net Interest Expense	16.1	9.4
Tax Expense	37.6	19.9
Profit after tax before Goodwill Amortisation	**183.6**	**48.8**
Net Profit from Ordinary Activities	**160.1**	**25.4**
Interim Dividend (cents)	17	12
EPS diluted (cents)	80.8	15.5
EPS after tax before Goodwill Amortisation (cents)	95.7	27.4